Exhibit 12

Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(Millions)
Earnings:
Income before income taxes	$1,087	$1,243	$1,514	$1,190	$1,065
Less: Equity earnings (1)	(104)	(111)	(142)	(109)	(81)
Income before income taxes and equity earnings	983	1,132	1,372	1,081	984
Add:
Fixed charges:
Interest incurred (1)	456	441	426	393	259
Rental expense representative of interest factor	10	8	7	6	8
Total fixed charges	466	449	433	399	267
Distributed income of equity method investees (1)	152	160	167	133	78
Less:
Interest capitalized	(69)	(36)	(11)	(29)	(58)
Total earnings as adjusted	$1,532	$1,705	$1,961	$1,584	$1,271
Fixed charges	$466	$449	$433	$399	$267
Ratio of earnings to fixed charges	3.29	3.80	4.53	3.97	4.76

(1)	Prior years have been recast to include the effect of 50%-owned companies.